StormHarbour Securities LP

(A Delaware limited partnership)
Statement of Financial Condition
December 31, 2017

StormHarbour Securities LP
(A Delaware Limited Partnership)
Index
December 31, 2017



Report of Independent Registered Public Accounting Firm

To the Management of StormHarbour Securities LP:

Opinion on the Financial Statement - Statement of Financial Condition

We have audited the accompanying statement of financial condition of StormHarbour Securities LP as of December 31, 2017, including the related notes (referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2018

We have served as the Company's auditor since 2009.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

StormHarbour Securities LP
(A Delaware limited partnership)
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	727,342
Receivable from brokers, dealers and clearing organizations, net		483,247
Deposits with clearing organizations		150,000
Securities owned, at fair value		67,599
Trade receivables, net		1,629,116
Receivable from Parent, net		10,181,422
Deferred tax asset (Receivable from Parent)		80,124
Total assets	$	13,318,850
Partners' capital		13,318,850
Total partners' capital	$	13,318,850

The accompanying notes are an integral part of this Statement of Financial Condition.

StormHarbour Securities LP
(A Delaware Limited Partnership)
Notes to Statement of Financial Condition
December 31, 2017

1. Organization and Nature of Business

StormHarbour Securities LP (the "Company"), a Delaware limited partnership, was formed on April 3, 2009 and is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA").

The Company primarily engages in trading of corporate debt securities, US government agency securities, asset backed securities and other receivables. The Company acts primarily as an agent or on a riskless principal basis and, to a lesser extent, maintains proprietary positions and trades for its own account. The Company may act as an introducing broker that provides brokerage services to both affiliated and nonaffiliated entities. The Company does not maintain custody of any assets of its customers, and as such, it claims exemption from SEC rule 15c3-3 pursuant to section K(2)(ii) of that rule.

The Company was acquired by StormHarbour Partners LP ("SHP" or the "Parent"), a Delaware limited partnership, on July 31, 2009. SHP holds a 99% limited partner interest in the Company. StormHarbour Securities GP LLC ("SHLLC"), a Delaware limited liability company holds a 1% general partner interest in the Company. SHP is responsible for providing certain administrative services to the Company under the terms of the administrative services agreement.

2. Revision of previously filed financial information

During the year ended December 31, 2017, the Company determined that the 2016 tax provision was improperly calculated. In order to correct the error, the Company has revised the prior year Statement of Financial Condition. As the prior period Statement of Financial Condition has not been presented herein, the revision has been effected as an adjustment to the opening Partners' Capital balance. Management evaluated the errors and determined that the adjustment was not material to the previously filed Statement of Financial Condition. Refer to the table below for a summary of the revision:

	As Originally Reported (2016)	Adjustment	As Revised (2016)
Receivable from Parent, net	607,002	($142,000)	465,002
Total assets	$13,211,036	($142,000)	$13,069,036
Partners' capital	12,699,536	($142,000)	12,557,536

3.   **Significant Accounting Policies**

Basis of Presentation
The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the Statement of Financial Condition in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Securities Transactions
Customer accounts are held by clearing brokers. The Company does not carry customer accounts or hold funds or securities for customers. The Company operates as an introducing broker on a fully disclosed basis.

Securities Owned
Securities owned are recorded at fair value, which is the price that would be received upon sale of an asset or paid upon transfer of a liability (i.e. - the exit price) in an orderly transaction between market participants at the measurement date. Proprietary transactions in regular-way trades are recorded on a trade date basis, as if they had settled. Refer to note 10 for further information about the determination of fair value.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated as of year-end exchange rates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Income Taxes
The Company and its affiliates are included in the consolidated federal and state income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the Statement of Financial Condition, utilizing currently enacted tax laws and rates.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

4.   **Transactions with Related Parties**

The Company is involved in financing and other transactions, and has related party balances with affiliates. The following table sets forth the Company's related party assets and liabilities as of December 31, 2017:

	December 31, 2017
Assets	
Receivable from Parent	$ 10,181,422
Deferred tax asset	$ 80,124

The receivable from Parent is subject to the conditions of the Company's Limited Partnership Agreement and is repayable upon demand. On February 28, 2018, the Company forgave $4,500,000 of the receivable from Parent through a non-cash distribution of Partners Capital to the Parent.

Unincorporated Business Tax ("UBT") Receivable is included in the Receivable from Parent on the Statement of Financial Condition. Refer to footnote 8 for further details.

5.   **Receivable From and Payable to Clearing Organizations**

As of December 31, 2017, receivables from clearing organizations totaled $483,247 and there was no payable.

6.   **Trade Receivables**

Trade receivables consist of capital markets advisory fees receivable. As of December 31, 2017, receivables totaled $1,629,116. Of this amount, $1,560,000 relates to services rendered to one customer and in January 2018, the Partnership received $1,560,000 in full settlement of the receivable.

The Company may from time to time receive investment banking fees over a period in excess of one year. The receivable is recorded at its present value using an effective interest rate based on an approximation of the debtor's financing rate. There were no such receivables as of December 31, 2017.

7.   **Deposits with Clearing Organizations**

Under the terms of the clearing agreements between the Company and the clearing organizations, the Company is required to maintain a certain level of cash on deposit with the clearing organizations. Should the clearing organizations suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organizations. As of December 31, 2017, the Company has recorded no liabilities with regard to this obligation.

As of December 31, 2017, the total deposits held at the clearing organizations totaled $150,000.

8.   **Income Taxes**

The Company has accrued a provision for its share of New York City's Unincorporated Business Tax (NYC UBT) based on the separate return method accepted under ASC 740, "Accounting for Income taxes" ("ASC 740"). The Company is a disregarded entity for federal and state income tax purposes and therefore, ultimately SHP and, in turn SHP's partners are individually liable for their share of the federal and state income taxes.

At the balance sheet date, the Company had a deferred tax asset of $80,124. The Company does not have any uncertain tax positions recorded as of December 31, 2017.

9.   **Credit and Concentration Risk**

The Company is exposed to credit risk on trading receivable from clearing brokers.   Such credit risk is generally limited to the amount of receivable from brokers, dealers and clearing organizations.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions.   In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.   The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit rating of the counterparty. As of December 31, 2017, 96% of the trade receivables was receivable from one counterparty and the Partnership received the full settlement of the counterparty's receivable in January 2018.

The Company maintains its cash in bank depository accounts and at clearing organizations, which at times may exceed the federally insured limits. The Company selects depository institutions and clearing organizations based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts or clearing firm payments.   At December 31, 2017, 100% of the Company's cash and cash equivalents were held at one institution and 100% of the Company's receivables from clearing brokers were from one institution.

10.   **Fair Value Measurements**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1   Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access

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Level 2   Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3   Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument

Residential Mortgage Backed Securities (RMBS) and asset backed securities may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. In addition, for RMBS borrowers, Fair Isaac Corporation scores and the level of documentation for the loan are also considered. Market standard models, such as Intex, Trepp, or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, default and prepayment rates for each asset category. Valuation levels of RMBS indices are also used as an additional data point for benchmarking purposes or to price outright index positions. Gains and losses are included within trading gains and losses in the statement of operations.

	Fair Value Measurements		
	Level 1	Level 2	Level 3
Assets			
Asset backed securities	$ -	$ -	$ 67,599
	$ -	$ -	$ 67,599

There were no transfers between levels during the year.

(in US Dollars)

Financial Instrument	Fair Value December 31, 2017	Valuation Technique(s)	Inputs	Range/%
Zero Factor/Non-Cashflowing RMBS	$ 37,395	Scenario analysis - legal proceedings	Discount rate	0-25+% binary outcome
Residential Mortgage Backed Securities	30,073	Discounted net asset value & cashflow analysis	Discount rate	7-10%
Student Loan ABS	131	Discounted net asset value & cashflow analysis	Discount rate	2-4%
	$ 67,599			

Quantitative Information about Level 3 Fair Value Measurements

The carrying amounts of cash and cash equivalents, receivable from brokers, dealers and clearing organizations, deposits with clearing organizations, trade receivables, net, receivable from parent and trade payables approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair value of each of these balances would be categorized as level II in the fair value hierarchy as there are no significant unobservable inputs to their fair value estimates.

11. Regulatory Requirements

The Company is a registered securities broker dealer with the Securities and Exchange Commission and accordingly, subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of greater of $100,000 or 6 $2/3$% of aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of $1,360,589 which was $1,260,589 in excess of its required net capital of $100,000.

Since the Company claims an exemption under Rule 15c3-3(k)(2)(ii), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers. The Company clears securities transactions on a fully disclosed basis and promptly transmits all customers' funds and securities to a clearing organization. The clearing organization carries the accounts, and maintains and preserves such books and records pursuant to rules 17a-3 and 17a-4.

12. Commitments and Contingencies

From time to time, the Company may be involved in litigation relating to claims arising in the ordinary course of business. Except as disclosed in the FINRA Investigation which was commenced in 2012, management believes that there are no claims or matters pending against the Company which would have a material impact on the Company's Statement of Financial Condition.

The Company is subject to both routine and unscheduled regulatory examinations of their respective businesses and investigations of securities industry practices by governmental agencies and self-regulatory organizations. In recent years, securities firms have been subject to increased scrutiny and regulatory enforcement activity. Regulatory investigations can result in substantial fines being imposed on the Company. In the ordinary course of business, the Company receives inquiries and subpoenas from the SEC, FINRA, state regulators and other regulatory organizations. The Company does not always know the purpose behind these communications or the status or target of any related investigation, however it is possible that any such investigations could result in disciplinary actions, including monetary sanctions, and the Company being cited for regulatory deficiencies.

In 2012, FINRA commenced an investigation of the Company into possible violations of FINRA rules and of the U.S. securities laws in connection with the purchase and sale of certain non-investment grade asset backed securities by the Company. The investigation concerns whether, and if so the extent to which the Company made misstatements to counterparties and the impact

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and the legal consequences of such misstatements. No litigation has been filed nor has an SEC notice been issued. Management has concluded that the probability of an unfavorable outcome and the amount of a potential loss relating to this investigation cannot be reasonably estimated.

The Company recognizes a liability for a contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the minimum in the loss range is accrued. The determination of the outcome and loss estimates requires significant judgment on the part of management. To date, the Company is unable to determine whether any loss is probable or even reasonably possible or to estimate the amount of any loss or the size of any range of loss. Except as disclosed in the FINRA matter, at the present time management does not expect that, in the aggregate, the results of any regulatory exams, investigations or similar reviews (both formal and informal) will have a material adverse effect on the Company's Statement of Financial Condition.

13.   **Subsequent Events**

On February 28, 2018, in accordance with a resolution of the Governance Group, the Company resolved to forgive $4,500,000 of its receivable from Parent through a non-cash distribution.